December 9, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhunn and Wilson Lee, Division of Corporation Finance, Office of Real Estate & Construction

Re:	Blockchain Coinvestors Acquisition Corp. I

Form 10-K for the fiscal year ended December 31, 2021

Filed March 31, 2022

File No. 001-41050

Dear Ladies and Gentlemen:

On behalf of our client, Blockchain Coinvestors Acquisition Corp. I (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 28, 2022 (the “Comment Letter”) with respect to Company’s annual report on Form 10-K (the “Annual Report”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Annual Report.

Form 10-K filed March 31, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Company Response

The Company acknowledges the Staff’s comment and in future filings it will disclose how facts related to the Staff’s comment could impact the Company’s ability to complete an initial business combination. The Company informs the Staff that the Sponsor is a Delaware limited liability company, which is not controlled by, and does not have substantial ties to, any non-U.S. person.

Notwithstanding the above, in the interest of disclosure, the Company intends to include in future Forms 10-Q and Forms 10-K filed with the Commission prior to the completion of its initial business combination, and if appropriate, any preliminary or definitive proxy and/or registration statement to be filed with the Commission in connection with its initial business combination, the following or similar language the Company determines to be applicable to address the risks to investors that the Company may not be able to complete an initial business combination should the transaction be subject to review by a government entity, including, as applicable, the Committee on Foreign Investment in the United States (CFIUS).

“We might not be able to complete an initial Business Combination if it is subject to review by a U.S. or non U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), the SEC, the Federal Trade Commission (“FTC”) or non-U.S. equivalents, or ultimately prohibited.

The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited by government regulators.

For example, CFIUS is an interagency committee authorized to review certain transactions involving acquisitions and investments by foreign persons in U.S. businesses in order to determine the effect of such transactions on the national security of the United States. If our proposed Business Combination with a U.S. business falls within the scope of foreign ownership restrictions, which we currently do not believe the Business Combination does, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after Closing. CFIUS may decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to such Business Combination or order us to divest all or a portion of the acquired U.S. business if we had proceeded without first obtaining CFIUS clearance.

As another example, we are focused on Business Combination targets that may be connected to blockchain or digital assets. The SEC has not issued regulations over whether these types of assets constitute a security under U.S. securities laws, and instead has taken a case-by-case approach to its analysis. Accordingly, if a Business Combination target is involved with digital assets, including, without limitation, cryptocurrencies, the SEC might not approve any registration or proxy statement we file in connection with the Business Combination, or may cause a substantial delay.

In addition, certain features of a Business Combination target’s products and services, including, among others, hedging products and margin financing for soft commodities and precious metals, may be subject to constantly evolving legal and regulatory frameworks. As a result, the Business Combination could be subjected to increased scrutiny during regulatory review and approval processes. There can be no assurance that we will receive the necessary regulatory approvals to complete the Business Combination as planned, or at all, or that the combined company will operate as anticipated.

Moreover, if applicable, the process of government review, whether by CFIUS, the SEC, the FTC or otherwise, could be lengthy. If we cannot complete the Business Combination by May 15, 2023 because a regulatory review or approval process extends beyond such timeframe, we fail to obtain any required approvals within the requisite time period or because the proposed Business Combination is ultimately prohibited by a U.S. government entity, we may be required to liquidate. If we liquidate, our public shareholders may only receive their pro rata share of amounts held in the trust account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.”

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to M. Christopher Hall at +1.503.727.2048 and Gina K. Eiben at +1.503.727.2059.

Very truly yours,

/s/ M. Christopher Hall

cc:	Mitchell Mechigian

Blockchain Coinvestors Acquisition Corp. I